                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                     Form 20-F (_) Form 40-F (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes (_) No (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes (_) No (X)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes (_) No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.
November 12, 2003
                                          By:       /s/ David Skinner
                                              ---------------------------------
                                                       David Skinner
                                                Director of Legal Affairs and
                                                      General Counsel

                    Consolidated Financial Statements of
                    (Unaudited)

                    NEUROCHEM INC.

                    Three-month periods ended September 30, 2003 and 2002

NEUROCHEM INC.

Consolidated Financial Statements
(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(in thousands of Canadian dollars)




FINANCIAL STATEMENTS

   Consolidated Balance Sheets.............................................  1

   Consolidated Statements of Operations and Deficit.......................  2

   Consolidated Statements of Cash Flows...................................  3

   Notes to Consolidated Financial Statements..............................  4

NEUROCHEM INC.

Consolidated Balance Sheets
(Unaudited)

September 30, 2003 and June 30, 2003
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

                                                                       September 30,   September 30,    June 30,
                                                                           2003           2003            2003
                                                                       -------------   -------------   ---------
                                                                          (US$ -         (Cdn$)          (Cdn$)
                                                                          note 1)      (Unaudited)     (Audited)
Assets

Current assets:
        Cash and cash equivalents (note 2)                                $  53,124     $  71,711     $   6,450
        Marketable securities (note 2)                                       13,432        18,132         9,884
        Grants receivable                                                      --            --             529
        Sales taxes and other receivables                                       403           544           882
        Research tax credits receivable                                       1,103         1,489         1,174
        Prepaid expenses and deposits                                           624           842           928
                                                                          ---------     ---------     ---------
                                                                             68,686        92,718        19,847

Long-term security deposits                                                     170           230           236

Long-term investment, at cost                                                 3,275         4,421         4,421

Property and equipment                                                        3,139         4,237         4,070

Patent costs                                                                  1,937         2,615         2,586
                                                                          ---------     ---------     ---------
                                                                          $  77,207     $ 104,221     $  31,160
                                                                          =========     =========     =========

Liabilities and Shareholders' Equity

Current liabilities:
        Accounts payable                                                  $   2,052     $   2,770     $   3,054
        Accrued liabilities                                                   2,933         3,960         2,359
        Current portion of obligations under
           capital leases                                                       310           418           411
                                                                          ---------     ---------     ---------
                                                                              5,295         7,148         5,824

Obligations under capital leases                                                390           526           633
                                                                          ---------     ---------     ---------
                                                                              5,685         7,674         6,457
Shareholders' equity:
        Share capital (note 3)                                              128,104       172,926        87,482
        Deficit                                                             (56,582)      (76,379)      (62,779)
                                                                          ---------     ---------     ---------
                                                                             71,522        96,547        24,703
                                                                          ---------     ---------     ---------
                                                                          $  77,207     $ 104,221     $  31,160
                                                                          =========     =========     =========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.

Consolidated Statements of Operations and Deficit
(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

                                                                                   2003             2003             2002
                                                                                -----------      ----------       -----------
                                                                                    (US$ -          (Cdn$)           (Cdn$)
                                                                                    note 1)
Expenses:
        Research and development                                                 $   2,845        $   3,840        $   3,963
        Research tax credits                                                          (233)            (315)            (213)
        Research grants                                                                (75)            (101)            (573)
                                                                                -----------      ----------       -----------
                                                                                     2,537            3,424            3,177

        General and administrative                                                   2,236            3,018              717
        Depreciation of property and equipment                                         207              280              211
        Amortization of patent costs                                                    32               43               39
        Interest and bank charges                                                       16               22               42
                                                                                -----------      ----------       -----------
                                                                                     2,491            3,363            1,009
                                                                                -----------      ----------       -----------
Net loss before undernoted items                                                    (5,028)          (6,787)          (4,186)

Investment and other income (expense):
        Interest income                                                                 94              127              253
        Foreign exchange                                                               (94)            (127)             (29)
                                                                                -----------      ----------       -----------
                                                                                      --               --                224
                                                                                -----------      ----------       -----------
Net loss                                                                            (5,028)          (6,787)          (3,962)

Deficit, beginning of period                                                       (46,507)         (62,779)         (42,624)

Share issue costs                                                                   (5,047)          (6,813)            (403)
                                                                                -----------      ----------       -----------
Deficit, end of period                                                           $ (56,582)       $ (76,379)       $ (46,989)
                                                                                ===========      ==========       ===========
Loss per share (note 4):
        Basic                                                                    $   (0.21)       $   (0.28)       $   (0.20)
        Diluted                                                                      (0.21)           (0.28)           (0.20)
                                                                                ===========      ==========       ===========
Weighted average number of shares outstanding:
        Basic                                                                                    24,034,052        20,193,706
        Effect of dilutive options and warrants                                                   4,266,126         1,716,946
                                                                                                 ----------       -----------
        Diluted                                                                                  28,300,178        21,910,652
                                                                                                 ==========       ===========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.

Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended September 30, 2003 and 2002 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                                                     2003         2003         2002
                                                                                   ---------    ---------   ----------
                                                                                    (US$ -       (Cdn$)       (Cdn$)
                                                                                     note 1)

Cash flows from operating activities:
        Net loss                                                                   $ (5,028)    $ (6,787)    $ (3,962)
        Adjustment for:
               Depreciation and amortization                                            239          323          250
        Changes in operating assets and liabilities:
               Grants receivable                                                        392          529          (39)
               Sales tax and other receivables                                          251          338         (195)
               Research tax credits receivable                                         (233)        (315)        (213)
               Prepaid expenses and deposits                                             68           92           10
               Accounts payable and accrued liabilities                               1,142        1,542          361
                                                                                   --------     --------    ---------
                                                                                     (3,169)      (4,278)      (3,788)

Cash flows from financing activities:
        Proceeds from issue of share capital                                         63,297       85,444        8,011
        Share issue costs                                                            (5,047)      (6,813)        (403)
        Repayment of obligations under capital lease                                    (74)        (100)        (145)
                                                                                   --------     --------    ---------
                                                                                     58,176       78,531        7,463

Cash flows from investing activities:
        Additions to property and equipment                                            (259)        (349)        (308)
        Additions to patent costs                                                      (292)        (395)        (322)
        Purchase of marketable securities                                            (6,110)      (8,248)        --
        Proceeds from maturity of marketable securities                                --           --         11,303
                                                                                   --------     --------    ---------
                                                                                     (6,661)      (8,992)      10,673
                                                                                   --------     --------    ---------
Net increase in cash and cash equivalents                                            48,346       65,261       14,348

Cash and cash equivalents, beginning of period                                        4,778        6,450        1,149
                                                                                   --------     --------    ---------
Cash and cash equivalents, end of period                                           $ 53,124     $ 71,711     $ 15,497
                                                                                   ========     ========    =========
Cash and cash equivalents consist of:

        Cash balances with banks                                                   $  1,230     $  1,660     $    318
        Short-term investments and deposits
           (yielding interest between 0.95% - 2.78%)                                 51,894       70,051       15,179
                                                                                   --------     --------    ---------
                                                                                   $ 53,124     $ 71,711     $ 15,497
                                                                                   ========     ========    =========

See accompanying notes to unaudited consolidated financial statements

NEUROCHEM INC.

Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(tabular amounts in thousands of Canadian dollars, except per share data)
________________________________________________________________________________

1.      BASIS OF PRESENTATION:

        a)     Interim financial statements:

               These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at September 30, 2003 and the unaudited statements of operations and deficit and cash flows for the periods ended September 30, 2003 and 2002 reflect all adjustments which, in the opinion of management, are necessary to a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended June 30, 2003. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended June 30, 2003.

               Certain of the prior period amounts have been reclassified to conform to the presentation adopted in the current fiscal year. These changes had no impact on previously reported results of operations, financial position, cash flows or shareholders' equity.

        b)     Translation of convenience:

               The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at September 30, 2003, which was $0.7408 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2.      CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES:

        The Company considers all investments with maturities of three months or less that are highly liquid and readily convertible into cash to be cash equivalents.

        Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 (mid rating)). Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of corporate bonds and commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis.

NEUROCHEM INC.

(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(tabular amounts in thousands of Canadian dollars, except per share data)
________________________________________________________________________________

2.      CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES (CONTINUED):

        These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover carrying amount. At September 30, 2003, the fair values of the marketable securities approximate their carrying values.

        A portion of the proceeds from the issuance of common shares has been retained in US dollars to meet the Company's liquidity needs. This may result in potential foreign exchange gains or losses for financial reporting purposes due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

3.      SHARE CAPITAL:

        (a)    Issued and outstanding:

               The issued and outstanding share capital consists of:


                                                                          September 30,             June 30,
                                                                              2003                   2003
                                                                          -------------            ---------
                                                                                                   (Audited)
               29,440,381 common shares
                  (June 30, 2003 - 23,483,024)                             $    172,926            $  87,482



               Changes in the issued and outstanding common shares for the year ended June 30, 2003 and for the three-month period ended September 30, 2003 were as follows:


                                                                                       Common shares
                                                                             -------------------------------
                                                                               Number               Dollars
                                                                             ----------            ---------

               Balance, June 30, 2002 (audited)                              18,028,344            $  69,501

               Issued for cash from private placements (i)                    4,000,000               15,148

               Exercise of warrants                                             836,644                1,904

               Exercise of stock options                                        618,036                  929
                                                                             ----------            ---------
               Balance, June 30, 2003 (audited)                              23,483,024               87,482

               Issued for cash (ii)                                           5,750,000               84,956

               Exercise of warrants                                             106,785                  192

               Exercise of options                                              100,572                  296
                                                                             ----------            ---------
               Balance, September 30, 2003 (unaudited)                       29,440,381             $172,926
                                                                             ==========            =========

NEUROCHEM INC.

(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(tabular amounts in thousands of Canadian dollars, except per share data)
________________________________________________________________________________


3.      SHARE CAPITAL (CONTINUED):

        (a)    Issued and outstanding (continued):

               (i) In July 2002, the Company issued 2.8 million units to Picchio Pharma Inc. ("Picchio") at a cost of $2.50 per unit and received aggregate proceeds of $7 million. The units are comprised of one common share and one warrant exercisable any time at the exercise price of $3.13 until July 25, 2005.

                      In February 2003, the Company issued an additional 1.2 million units to Picchio at a cost of $6.79 per unit and received aggregate proceeds of $8.148 million. The units are comprised of one common share and one warrant exercisable any time at an exercise price of $7.81 until February 18, 2006.

                      Share issue costs related to these transactions were charged to the deficit.

               (ii) In September 2003, the Company completed a public offering for the issuance and sale of 5.75 million common shares at a price of US$10.87 per share. The total proceeds of the offering to the Company was $84,956. Total share issue expenses of $6,813 were charged to the deficit.

        (b)    Share option plan:

               Changes in outstanding options granted under the Company's stock option plan for the year ended June 30, 2003 and the three-month period ended September 30, 2003 were as follows:


                                                                                                       Weighted
                                                                                                        average
                                                                                Number               exercise price
                                                                              ---------              --------------

               Options outstanding, June 30, 2002 (audited)                   1,963,500                 $ 2.32

               Granted                                                          909,000                   7.22
               Exercised                                                       (577,036)                  1.59
               Cancelled or expired                                              (3,620)                  3.25
                                                                              ---------                 ------

               Options outstanding, June 30, 2003 (audited)                   2,291,844                   4.48

               Exercised                                                       (100,572)                  2.94
                                                                              ---------                 ------
               Options outstanding, September 30, 2003 (unaudited)            2,191,272                 $ 4.48
                                                                              =========                 ======

NEUROCHEM INC.

(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(tabular amounts in thousands of Canadian dollars, except per share data)
________________________________________________________________________________


3.      SHARE CAPITAL (CONTINUED):

        (c)    Other outstanding options and warrants at September 30, 2003:

               (i) The Company has also granted 100,000 options for the purchase of common shares at US$2.50 per share which are not covered by the share option plan. These options are exercisable and expire in 2004.

               (ii)   Warrants:

                      Outstanding warrants at September 30, 2003 are as follows:


                      Warrants                  Exercise price                    Expiry
                      --------                  --------------                   --------

                      2,800,000                    $ 3.13                       July 2005
                      1,200,000                      7.81                   February 2006

                      4,000,000                    $ 4.53



4.      EARNINGS PER SHARE - STOCK-BASED COMPENSATION:

        If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to options granted or warrants issued to employees during the periods ended September 30, 2003 and 2002, the net earnings and related earnings per share figures would be as follows:


                                                                                 Three-month periods ending
                                                                                       September 30,
                                                                                 --------------------------
                                                                                   2003              2002
                                                                                 -------           -------

        Reported net loss                                                        $(6,787)          $(3,962)
        Pro forma adjustments to compensation expense                               (348)               -
                                                                                 -------           -------
        Pro forma net loss                                                       $(7,135)          $(3,962)
                                                                                 =======           =======
        Pro forma loss per share:
               Basic                                                             $ (0.30)          $ (0.20)
               Diluted                                                             (0.30)          $ (0.20)
                                                                                 =======           =======


        No options were granted in the three-month period ended September 30, 2003. The pro forma adjustment relates to the amortization of compensation cost for options granted after July 1, 2002 over the vesting periods.

NEUROCHEM INC.

(Unaudited)

Three-month periods ended September 30, 2003 and 2002
(tabular amounts in thousands of Canadian dollars, except per share data)
________________________________________________________________________________

5.      LITIGATION:

        The Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the United States District Court with respect to a dispute regarding the agreement. While the Company is vigorously defending these proceedings, the parties are currently engaged in court-approved settlement discussions to explore the possibility of resolving the parties' disputes without further legal proceedings. In the opinion of the Management, none of the compounds involved in the dispute are relevant to the Company's product candidates.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
                   THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003

The following information should be read in conjunction with the unaudited interim consolidated financial statements for the three-month period ended September 30, 2003, as well as the audited consolidated financial statements for the fiscal year ended June 30, 2003.

For the quarter ended September 30, 2003, net loss amounted to $6,787,000 ($0.28 per share) compared to $3,962,000 ($0.20 per share) for the same quarter last year.

Research and development expenses, before research tax credits and grants, amounted to $3,840,000 this quarter, compared to $3,963,000 for the same quarter last year. Research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials, the Alzhemed(TM) open-label Phase II extension study and advancements towards its Phase III clinical trial, as well as the Cerebril(TM) on-going Phase II clinical trial. As at September 30, 2003, 246 patients were enrolled in clinical trials compared to approximately 80 patients a year earlier.

Research tax credits amounted to $315,000 for this first quarter of our 2004 fiscal year compared to $213,000 for the same period last year. The increase is due to higher eligible expenses this quarter compared to the same quarter last year.

Research grants amounted to $101,000 this quarter, compared to $573,000 for last year's first quarter. This quarter's research grants essentially represent the amount received from the FDA for the Fibrillex Phase II/III trial; whereas, in last year's first quarter, in addition to receiving a similar amount from the FDA for the Fibrillex program, the Company received $460,000 from the Technology Partnerships Canada Program for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $3,018,000, compared to $717,000 for the same quarter last year. The increase is mainly due to the hiring of new employees in the accounting, legal, marketing and business development functions of the organization, increased awareness and educational activities related to AA Amyloidosis, Fibrillex's target indication, increased legal and other professional expenses as well as an increase in the overall activity level at the Company.

Depreciation and amortization for the current quarter increased to $323,000 from $250,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition, during the past year, of additional property and equipment, as well as additions to patent costs.

Interest income amounted to $127,000 this quarter compared to $253,000 for last year's first quarterly results. The decrease in interest income quarter over quarter is the result of lower average cash balance in the quarter ended September 30, 2003, compared to the same period last year, as well as lower yield on US dollar denominated investments.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, the Company had cash, cash equivalents and marketable securities of $89,843,000 compared to $16,334,000 as at June 30, 2003. The increase is due to proceeds received from the issue of additional share capital during the quarter, net of funds used in operations and in investing activities.

In September 2003, the Company completed the initial public offering of its common shares in the United States and a new issue of shares in Canada. The Company issued 5.75 million common shares, including the over-allotment, at a price of US$10.87 per share. Total proceeds from the offering were $84,956,000 (US$62,502,500) and the issue costs totaled $6,813,000. Net proceeds will be used to fund clinical trials of the Company's product candidates, other research and development programs, capital expenditures, working capital and general corporate purposes.

As at October 31, 2003, the Company had outstanding 29,591,781 common shares, 2,247,872 options granted under the employee stock option plan and 4,000,000 warrants.

CHANGE IN DATE OF FISCAL YEAR-END

The Company announced that it has applied for regulatory approval to change its fiscal year-end from June 30 to December 31, effective as of December 31, 2003. This step is being taken to allow the Company to change its fiscal period to end on the same date as most companies in its sector.

The last day of the Company's most recent financial year was June 30, 2003 and the last day of the Company's transition financial year will be December 31, 2003.

RISKS AND UNCERTAINTIES

This quarterly report may contain forward-looking information, which reflects the Company's current expectations regarding future events. Because of risks and uncertainties related to the business of the Company, actual results could differ materially from the statements provided herein. Refer to the annual report for the year ended June 30, 2003 for a discussion of the risks and uncertainties affecting the Company.

[NEUROCHEM LOGO]



                                            NEUROCHEM INC.
                                            1375 Trans-Canada Highway, suite 530
                                            Dorval (Quebec) H9P
________________________________________________________________________________

            NEUROCHEM ANNOUNCES FIRST QUARTER RESULTS FOR FISCAL 2004
            ---------------------------------------------------------
             SUCCESSFULLY COMPLETES U.S. INITIAL PUBLIC OFFERING AND
                     RAISES $85.0 MILLION, LISTS ON NASDAQ,
                ADVANCES CLINICAL TRIALS, CHANGES FISCAL YEAR-END


MONTREAL, Canada, November 12, 2003 -- NEUROCHEM INC. (NASDAQ: NRMX, TSX: NRM) today announced its results for the first quarter of fiscal 2004, ended September 30, 2003. Milestones for the period included the successful completion of an initial public offering in the United States and a share offering in Canada, in total, of 5,75 million common shares (including the over-allotment) for gross proceeds of $85.0 million (U.S. $62.5 million). The Company concurrently listed its shares on NASDAQ and continued progress in clinical trials for its three lead product candidates.

The Company today also announced that it intends to change the date of its fiscal year-end from June 30 to December 31.

For the quarter, Neurochem reported a net loss of $6.8 million or $0.28 per share, compared to a net loss of $4.0 million or $0.20 per share for the same quarter last year.

Following the close of the quarter, Neurochem also announced interim results of an open-label Phase II extension study on its product candidate, Alzhemed(TM), reporting promising cognitive benefits in patients with Alzheimer's Disease.

"Neurochem has made significant progress during this quarter," stated Dr. Francesco Bellini, Chairman and CEO. "Our successful financing provides us with the resources to fund our drug development activities as well as to expand the business and commercial capabilities of the Company. Interim findings on how Alzhemed(TM) improves the cognitive function of patients with Alzheimer's Disease, especially in the milder population, are also very encouraging," he added.

UPDATE ON SCIENTIFIC PROGRESS

Progress on Neurochem's drug development programs was significant during the quarter.

               ALZHEMED(TM)

               Following promising results from the Phase II clinical trial reported at the close of the fourth quarter of fiscal 2003, Neurochem has received additional positive interim results on cognitive function (as measured by ADAS-cog)(1) of patients suffering from mild-to-moderate Alzheimer's Disease (AD) in an open-label Phase II extension study(2).

               These results are from the first 10 patients out of the 33 enrolled in the ongoing study who have now completed 9 months of treatment on the highest dose (300 mg daily) of Alzhemed(TM).

               Overall, after 9 months of follow-up, the combined cohort of mild-to-moderate patients on Alzhemed(TM) performed 59% better in their cognitive function scores (ADAS-cog) when compared to historical, untreated control patient groups.

               The data has revealed that patients with mild AD(3) (n=6) showed the greatest benefits (-3.5 points on average) from AlzhemedTM as compared to historical control data from a longitudinal study with mild AD patients who showed an average decline in their cognitive function of approximately +4.6 points over the same period of time(4).

               As the results from other groups of patients on this extension study become available, Neurochem expects to release additional interim data, with a full report of the study planned for the first quarter of calendar 2004.

               Neurochem intends to initiate Phase III trials on Alzhemed(TM) in North America, in the spring of 2004.

               FIBRILLEX(TM)

               Neurochem's Phase II/III clinical trial for Fibrillex(TM), the Company's most advanced drug candidate, is slated for completion in January 2005 with commercialization planned by the end of that year. To date, more than 50% of the 183 patients enrolled have been participating for a year or more. Some have completed the study and have entered the open-label extension study. Neurochem's Data Safety Monitoring Board (DSMB), composed of leading authorities in the field, meets every eight months to evaluate the safety of Fibrillex(TM), and has unanimously recommended on two occasions that the Company proceed with the trial. The next DSMB report is expected in December 2003.

               CEREBRIL(TM)

               Cerebril(TM), the same compound as Alzhemed(TM), is currently being studied in a 12-week, Phase II clinical trial at five centers in the United States. This product candidate is for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA), a syndrome of recurrent strokes. The aim is primarily to establish the safety, tolerability and optimal dosage of the product candidate. Patient enrollment has been completed and this study in expected to end in January 2004.

1  Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog).

2 In an open-label extension study, in contrast to a blind study, all patients are treated with an investigational drug candidate, and no patients receive a placebo.

3  Mini Mental State Exam (MMSE): 19-25

4  Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.

FINANCIAL RESULTS HIGHLIGHTS

The following information should be read in conjunction with the unaudited interim consolidated financial statements for the quarter ended September 30, 2003, as well as the audited consolidated financial statements for the fiscal year ended June 30, 2003.

For the quarter ended September 30, 2003, net loss amounted to $6,787,000 ($0.28 per share) compared to $3,962,000 ($0.20 per share) for the same quarter last year.

Research and development expenses, before research tax credits and grants, amounted to $3,840,000 this quarter, compared to $3,963,000 for the same quarter last year. Research and development expenses were incurred to support the on-going Fibrillex(TM) Phase II/III clinical trials, the Alzhemed(TM) open-label Phase II extension study and advancements towards its Phase III clinical trial, as well as the Cerebril(TM) on-going Phase II clinical trial. As at September 30, 2003, 246 patients were enrolled in clinical trials compared to approximately 80 patients a year earlier.

Research tax credits amounted to $315,000 for this first quarter of our 2004 fiscal year compared to $213,000 for the same period last year. The increase is due to higher eligible expenses this quarter compared to the same quarter last year.

Research grants amounted to $101,000 this quarter, compared to $573,000 for last year's first quarter. This quarter's research grants essentially represent the amount received from the FDA for the Fibrillex(TM) Phase II/III trial; whereas, in last year's first quarter, in addition to receiving a similar amount from the FDA for the Fibrillex(TM) program, the Company received $460,000 from the Technology Partnerships Canada Program for the development of Alzhemed(TM).

General and administrative expenses for the quarter totaled $3,018,000, compared to $717,000 for the same quarter last year. The increase is mainly due to the hiring of new employees in the accounting, legal, marketing and business development functions of the organization, increased awareness and educational activities related to AA Amyloidosis, Fibrillex(TM)'s target indication, increased legal and other professional expenses as well as an increase in the overall activity level at the Company.

Depreciation and amortization for the current quarter increased to $323,000 from $250,000 for the comparable quarter last year. The increase reflects the depreciation and amortization associated with the acquisition, during the past year, of additional property and equipment, as well as additions to patent costs.

Interest income amounted to $127,000 this quarter, compared to $253,000 for last year's first quarterly results. The decrease in interest income quarter over quarter is the result of lower average cash balance in the quarter ended September 30, 2003, compared to the same period last year, as well as lower yield on US dollar denominated investments.

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2003, the Company had cash, cash equivalents and marketable securities of $89,843,000 compared to $16,334,000 as at June 30, 2003. The increase is due to proceeds received from the issue of additional share capital during the quarter, net of funds used in operations and in investing activities.

In September 2003, the Company completed the initial public offering of its common shares in the United States and a new issue of shares in Canada. The Company issued 5.75 million common shares, including the over-allotment, at a price of US$10.87 per share. Total proceeds from the offering were $84,956,000 (U.S. $62,502,500) and the issue costs totaled $6,813,000. Net proceeds will be used to fund clinical trials of the Company's product candidates, other research and development programs, capital expenditures, working capital and general corporate purposes.

As at October 31, 2003, the Company had outstanding 29,591,781 common shares, 2,247,872 options granted under the employee stock option plan and 4,000,000 warrants.

CHANGE IN DATE OF FISCAL YEAR-END
The Company announced that it has applied for regulatory approval to change its fiscal year end from June 30 to December 31, effective as of December 31, 2003. This step is being taken to allow the Company to change its fiscal period to end on the same date as most companies in its sector.

The last day of the Company's most recent financial year was June 30, 2003 and the last day of the Company's transitional financial year will be December 31, 2003.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. Neurochem is also developing a product for the potential treatment of epileptic seizures induced by traumatic brain injury. For additional information on Neurochem, please visit our website at: (www.neurochem.com)

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 684-7972

NEUROCHEM INC.
SELECTED FINANCIAL HIGHLIGHTS ($'000CDN)(1)



                                                                            THREE-MONTH PERIOD ENDED
                                                                                   SEPTEMBER 30
                                                                           --------------------------
CONSOLIDATED STATEMENT OF OPERATIONS                                          2003             2002
                                                                           ---------         --------
Expenses:
       Research and development                                            $  3,840          $ 3,963
       Research tax credits & grants                                           (416)            (786)
       General, administrative and other                                      3,167              788
       Depreciation and amortization                                            323              250
       Net loss before interest income                                     $  6,914          $ 4,215
       Interest income                                                          127              253
                                                                           ---------         --------
       Net loss                                                            $ (6,787)         $(3,962)
                                                                           =========         ========
       Loss per share
             Basic                                                         $  (0.28)         $ (0.20)
             Diluted                                                       $  (0.28)         $ (0.20)
                                                                           ---------         --------
       Weighted average number of
       shares outstanding
             Basic                                                       24,034,052       20,193,706
             Diluted                                                     28,300,178       21,910,652
                                                                         ----------       ----------





                                                                              AT               AT
                                                                           SEPT. 30         JUNE 30
CONSOLIDATED BALANCE SHEET                                                    2003            2003
                                                                           ---------        --------
       Cash, cash equivalents and marketable
       securities                                                          $ 89,843          $16,334
       Other current assets                                                   2,875            3,513
       Total current assets                                                  92,718           19,847
       Long-term investment                                                   4,421            4,421
       Capital assets                                                         6,852            6,656
       Other long term assets                                                   230              236
                                                                           --------          -------
       Total assets                                                        $104,221          $31,160
                                                                           ========          =======
       Current liabilities                                                 $  7,148          $ 5,824
       Obligations under capital leases                                         526              633

       Shareholders' equity                                                  96,547           24,703
                                                                           --------          -------
       Total liabilities and shareholders' equity                          $104,221          $31,160
                                                                           ========          =======

       1 Condensed from the Company's unaudited interim consolidated financial statements.